INVESTMENT SERVICE AGREEMENT


     THIS INVESTMENT SERVICE AGREEMENT, effective July 1, 1985 by and between BLC TAX-EXEMPT BOND FUND, INC.(the "Fund"), an open-end investment company formed under the laws of Maryland, BLC EQUITY MANAGEMENT COMPANY ("Blemco"), an Iowa corporation and BANKERS LIFE COMPANY ("The Bankers Life"), a specially chartered Iowa life insurance company;

                                  WITNESSETH:

     WHEREAS, The Bankers Life has organized Blemco to serve as an investment adviser and is the owner (through its subsidiaries) of all of the outstanding stock of Blemco; and

     WHEREAS, Blemco and the Fund have entered into a Management Agreement whereby Blemco undertakes to furnish the Fund with investment advisory services and certain other services; and

     WHEREAS, The Bankers Life is willing to make available to Blemco on a part-time basis certain employees and services of The Bankers Life for the purpose of better enabling Blemco to fulfill its investment advisory obligations under the Management Agreement, provided that Blemco bears all costs allocable to the time spent by them on the affairs of Blemco, and Blemco and the Fund believe that such an arrangement will be for their mutual benefit:

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

     1. Blemco shall have the right to use, on a part-time basis, and The Bankers Life shall make available on such basis, such employees of The Bankers Life and for such periods as may be agreed upon by Blemco and The Bankers Life, as reasonably needed by Blemco in the performance of its investment advisory services (but not its administrative, transfer and paying services) under the Management Agreement. The Bankers Life will also make available to Blemco or the Fund such clerical, stenographic and administrative services as Blemco may reasonably request to facilitate its performance of such investment advisory services.

     2. The employees of The Bankers Life in performing services for Blemco hereunder may, to the full extent that they deem appropriate, have access to and utilize statistical and economic data, investment research reports and other material prepared for or contained in the files of the Investment Department of The Bankers Life which is relevant to making investments for the Fund, and may make such materials available to Blemco; provided, that any such materials prepared or obtained in connection with a private placement or other non-public transaction need not be made available to Blemco if The Bankers Life deems such materials confidential.

     3. Employees of The Bankers Life performing services for Blemco pursuant hereto shall report and be responsible solely to the officers and directors of Blemco or persons designated by them. The Bankers Life shall have no responsibility for investment recommendations and decisions of Blemco based upon information or advice given or obtained by or through such employees.

     4. The Bankers Life will, to the extent requested by Blemco, supply to employees of Blemco (including part-time employees of The Bankers Life serving Blemco) such clerical, stenographic and administrative services and such office supplies and equipment as may be reasonably required in order that they may properly perform their respective functions on behalf of Blemco in connection with its performance of its investment advisory services under the Management Agreement.

     5. The obligation of performance under the Management Agreement is solely that of Blemco, and The Bankers Life undertakes no obligation in respect thereto, except as otherwise expressly provided herein.

     6. In consideration of the services to be rendered by The Bankers Life and its employees pursuant to this Investment Service Agreement, Blemco agrees to reimburse The Bankers Life for such costs, direct and indirect, as may be fairly attributable to the services performed for Blemco. Such costs shall include, but not be limited to, an appropriate portion of:

     (a) salaries;

     (b) employee benefits;

     (c) general overhead expense;

     (d) supplies and equipment; and

     (e) a charge in the nature of rent for the cost of space in The Bankers Life offices fairly allocable to activities of Blemco under the Management Agreement.

     In the event of disagreement between Blemco and The Bankers Life as to a fair basis for allocating or apportioning costs, such basis shall be fixed by the public accountants for the Fund.

     7. This Investment Service Agreement shall remain in force until the conclusion of the first meeting of the shareholders of the Fund and if it is approved by a vote of a majority of the outstanding voting securities of the Fund it shall continue in effect until the next annual meeting of the Fund. Thereafter, this Agreement shall continue in effect from year to year provided that the continuance is specifically approved at least annually either by the Board of Directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund, and in either event by vote of a majority of the directors of the Fund who are not interested persons of Blemco, The Bankers Life, or the Fund cast in person at a meeting called for the purpose of voting on such approval. This Agreement may, on sixty days' written notice, be terminated at any time without the payment of any penalty, by the Board of Directors of the Fund, by vote of a majority of the outstanding voting securities of the Fund, or by Blemco. This Agreement shall automatically terminate in the event of its assignment. In interpreting the provisions of this
Section 7, the definitions contained in Section 2(a) of the Investment Company Act of 1940 (particularly the definitions of "interested person", "assignment" and "voting security") shall be applied.

     8. Any notice under this Investment Service Agreement shall be in writing, addressed and delivered or mailed postage prepaid to the other parties at such addresses as such other parties may designate for the receipt of such notices. Until further notice it is agreed that the address of the Fund, that of Blemco and that of The Bankers Life for this purpose shall be 711 High Street, Des Moines, Iowa 50307.

     IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in three counterparts by their duly authorized officers the day and year first above written.


                 BLC TAX-EXEMPT BOND FUND, INC.

                                 R. E. Larson
                 By __________________________________________
                        R. E. Larson, President

                 BLC EQUITY MANAGEMENT COMPANY

                                 R. W. Ehrle
                 By __________________________________________
                        R. W. Ehrle, President


                 BANKERS LIFE COMPANY

                                 J. R. Taylor
                 By __________________________________________
                        J. R. Taylor, President and Chief
                        Executive Officer